Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), June 5, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
29/05/2023	4,085	269.7431	1,101,900.56	—	—	—	—	4,085	269.7431	1,101,900.56
30/05/2023	4,110	270.8973	1,113,387.90	6,300	288.2079	1,815,709.77	1,689,975.59	10,410	269.2952	2,803,363.49
31/05/2023	4,105	269.1385	1,104,813.54	6,714	285.5347	1,917,079.98	1,794,514.63	10,819	267.9849	2,899,328.17
01/06/2023	4,165	270.4100	1,126,257.65	—	—	—	—	4,165	270.4100	1,126,257.65
02/06/2023	4,030	275.8535	1,111,689.61	—	—	—	—	4,030	275.8535	1,111,689.61
Total	20.495	271,1905	5.558.049,26	13.014	286,8288	3.732.789,75	3.484.490,21	33.509	269,8541	9.042.539,48

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till June 2, 2023, the total invested consideration has been:
•Euro 142,303,629.07 for No. 597,178 common shares purchased on the EXM
•USD 39,900,360.48 (Euro 37,272,003.59*) for No. 153,056 common shares purchased on the NYSE.

As of June 2, 2023, the Company held in treasury No. 12,532,229 common shares equal to 4.88% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since July 1, 2022 until June 2, 2023, the Company has purchased a total of 1,558,642 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 338,749,622.68.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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